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                                                                 EXHIBIT (a)(13)

              [LETTERHEAD OF SWIDLER BERLIN SHEREFF FRIEDMAN, LLP]


                                February 2, 1999


VIA FAX: (213) 683-4087

Kevin Masuda, Esq.
Munger, Tolles & Olsen
355 South Grand Avenue
35th Floor
Los Angeles, California 90071

               Re:    Managed Health Care Associates, Inc./COHR

Dear Kevin:

         This letter will serve to further modify our letters on behalf of Managed Health Care Associates, Inc. ("MHA") dated January 26, 1999 and January 27, 1999. After considerable due diligence, MHA wishes to consummate a transaction in which it would be willing to pay $7.00 per share in cash to each seller of common stock of COHR, Inc. (the "Company"). This offer constitutes an approximate 30% premium to the current Three Cities' transaction. With respect to the financing, enclosed is a newly executed highly confident letter from Banque Nationale de Paris ("BNP") with respect to the financing necessary for MHA to consummate the transaction as described above. As you are well aware, MHA has devoted substantial time and effort to completing its due diligence investigation, and feels that it has made significant progress toward completion.

         As to the issues raised with us yesterday, we will send you a draft merger agreement no later than the close of business on Wednesday. The draft will be marked to show changes from the agreement executed with TCF. The draft will contain certain additional representations and warranties. As the representatives and warranties do not survive the closing, MHA does not believe that these additions should pose any problems. We would expect to fully negotiate such merger agreement in the coming week. If MHA satisfactorily completes its due diligence and can negotiate a satisfactory merger agreement, MHA would be prepared to consummate the transaction along the lines outlined above. As for BNP's due diligence, MHA believes, consistent with BNP's letter, that BNP requires certain due diligence which MHA believes will be completed no later than the time MHA is prepared to execute a merger agreement.

         Finally, our proposal is conditioned upon the Company not disclosing the identity of MHA



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or any of its shareholders in any public filing. Obviously, we trust that you will communicate this requirement to each of the directors of the Company.

         I trust this letter has answered all of your questions.

                                        Very truly yours,




                                        Charles I. Weissman



CIW:sic
(Enclosure)